UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 PST VANS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   693934-10-1
                                 (CUSIP Number)

                               C. Marvin May
                        PO Box 9039, Salem, Oregon  97305
                                  503-393-7030
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP No.  693934-10-1                                    Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MaLeCo
         93-0682236

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[]
                                                                 (b)[]
          -----

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                       []
          -----

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
          Oregon

Number of                  7.       SOLE VOTING POWER
Shares Beneficially                 213,500
Owned by
Each Reporting             8.       SHARED VOTING POWER
Person With                         -0-

                           9.       SOLE DISPOSITIVE POWER
                                    213,500

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          213,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     []
          -----

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.1%

14.      TYPE OF REPORTING PERSON*
          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 3 of 5 Pages

                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                    Schedule 13D General Instruction Answers

ITEM 1.  SECURITY AND ISSUER

Name of Issuer:                     PST Vans, Inc.
Address:                            PST Vans, Inc.
                                    1901 West 2100 South
                                    Salt Lake City, UT  84119
                                    Attn:  Neil Vos, CFO
Title of Class of Securities:       Common Stock
CUSIP Number:                       693934-10-1

ITEM 2.  IDENTITY AND BACKGROUND

Name:                MaLeCo, an Oregon general partnership consisting of C.
                     Marvin May, David M. Daniels, Laura Daniels, and Craig May. C. Marvin May is the managing partner and has sole voting and dispositive power. All partners are U.S. citizens.

Principal Business:  MaLeCo is primarily engaged in investment and equipment leasing.

Occupation of Partners:  C. Marvin May, David M. Daniels, Laura Daniels, and
                         Craig May are employed by May Trucking Company, PO Box 9039, Salem, OR 97305 as CEO, President, Benefits Manager, and Safety Manager, respectively.

Business Address:    MaLeCo
                     PO Box 9069
                     Salem, OR  97305
                     Attn:  C. Marvin May

Criminal Convictions:    To the best knowledge and belief of MaLeCo, no general
                         partner has been convicted in a criminal proceeding
                         (excluding traffic violations or similar misdemeanors) during the last five years.

Laws Violations:     To the best knowledge and belief of MaLeCo, no general
                     partner has been a party to a civil proceeding of a judicial or administrative body of component jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order in enjoying future

                                                         Page 4 of 5 Pages

                     violations of, or prohibited or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in making the purchases is MaLeCo operating capital.

ITEM 4.  PURPOSE OF TRANSACTION

The shares reported herein are held for investment. MaLeCo has no plans or proposals which relate to Items 4(a) through (j). Future investment considerations by MaLeCo might or might not result in the acquisition of additional securities of the Issuer or the disposition of the securities of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) On December 19, 1996, MaLeCo purchase additional shares of Issuer's common stock, bringing MaLeCo's total holdings in the Issuer's common stock to 213,500 shares. The percent of class represented by the 213,500 shares in 5.1%.

     (b) C. Marvin May as managing partner has sole voting and sole dispositive powers with respect to all the shares of the Issuer's common stock held by MaLeCo.

     (c) Transactions effected during the past sixty days are: (1) The identity of the person who effected the transaction on behalf of MaLeCo is Managing Partner C. Marvin May; (2) the date of the transaction is December 19, 1996; (3) the amount of the securities involved is 20,000 shares. (4) The price per share is 2 11/16 per share; and (5) the transaction was effected by AB Watley, Inc., 800 Third Avenue, 26th Floor, New York, NY 10022, 212-604-9136.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

                                                        Page 5 of 5 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

No exhibits are filed with this filing.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1996


                                                      /s/ C. Marvin May
                                                     --------------------------
                                                     C. Marvin May

5263item96.1224